Mail Stop 4561

December 7, 2006

VIA USMAIL and FAX (505) 856 - 6043

Ms. Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111

> **Re:** **Falcon Ridge Development, Inc.**
> **Form 10-KSB for the year ended 12/31/2005**
> **Filed on 5/4/2006**
> **File No. 000-28759**

Dear Ms. Karen Y. Duran:

We have reviewed your response letter dated November 1, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Summary of Significant Accounting Policies

Real Estate Held For Sale, page F-8

1. Your response to comment one and two still does not appear to address directly or completely our request for additional information. Real Estate Held For Sale and Real Estate Held For Use and Development should be segregated and presented separately on the financial statements. Since each of these categories have distinct impairment policies, tell us how you assess and measure impairment, and consider disclosing these policies, relating to each category. Refer to paragraph 24 of SFAS 67, and paragraph 7 of SFAS 144 for guidance regarding Real Estate Held for Use and Development and paragraph 34 of SFAS 144 for guidance regarding Real Estate Held For Sale. Also, note

that under SFAS 144 depending on the expected use of an asset (held and used versus held for disposal or sale) impairment is measured based on fair value or fair value less cost to sell, rather than net realizable value.

Note 7 – Shareholders' Deficit, pages F-13 – F-15

2.   We have read your response to comment three.   Your response does not provide a conclusion of the impact of accounting for the transaction as a non-monetary purchase of assets under SFAS 123.   Please tell us the fair value of the transaction and how you considered paragraphs 7, 8 and 9 of SFAS 123 and EITF 96-18 in determining the fair value of the transaction. Also, as previously requested, identify the management functions of the owners of STLLC in the Company and STLLC before the merger and their management functions after the merger in the combined entity.

3.   We have read your response to comment four and will monitor your amendment to the Form 10-Q for compliance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant